SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Company

CNPJ/MF nº 02.558.115/0001 -21
NIRE 33.3.0027696 -3

MINUTES OF THE SPECIAL SHAREHOLDERS’ MEETING
HELD ON MARCH 16, 2006

DATE, TIME AND PLACE: On March 16, 2006, at 10:30 a.m., at the head offices of TIM Participações S.A. (“Company”), at Avenida das Américas, 3434, Bloco 1, Barra da Tijuca District, Rio de Janeiro, State of Rio de Janeiro.

PRESENCE: Shareholders representing more than 2/3 (two thirds) of the voting capital, pursuant to the signatures on the Shareholders’ Attendance Book. Also attended the meeting Messrs. Paulo Roberto Cruz Cozza and Fabiano Gallo, Chief Financial and Investor Relations Officer and Chief Legal Officer of the Company, respectively; Messrs. Josino de Almeida Fonseca and Antônio Carlos Rovai, members of the Statutory Audit Committee of the Company; the representative of Banco de Investimentos Credit Suisse (Brazil) S.A., in charge of preparing, at the request of the Company, the economic valuation report of the companies involved in the share merger transaction mentioned below; the representative of ACAL Consultoria e Auditoria S.S., in charge of preparing, at the request of the Company, the valuation reports, based on the book value and the book value adjusted to market prices of the companies involved in such share merger transaction; the representative of Ernst & Young Auditores Independentes S.S., independent auditors of the Company.

CHAIRED BY: Chairman – Mr. Mauro Eduardo Guizeline; Secretary – Mr. Fabiano Gallo.

CALL AND PUBLICATIONS: Call notice published at Diário Oficial do Estado do Rio de Janeiro, Jornal do Brasil, Gazeta Mercantil and Gazeta do Povo on February 14,15 and 16, 2006.

AGENDA: (1) to examine, discuss and approve the Merger Agreement of all Shares of TIM Celular S.A. (“TIM Celular”) into the Company (“Merger Agreement”); (2) confirm the appointment of the specialized companies responsible for the preparation of the Valuation Reports of the Company and TIM Celular; (3) approve such Valuation Reports of the Company and TIM Celular, for purposes of the merger; (4) approve and declare effective the merger of all shares of TIM Celular into the Company, in the terms and conditions set forth in the Merger Agreement, as well as authorize the Company’s management to execute any and all acts deemed necessary to complete the merger; (5) approve the capital increase of the Company as an effect of the merger, in the terms and conditions set forth in the Merger Agreement, as well as approve the amendment of Section 5th of the Company’s bylaws; (6) approve the new authorized capital limit of the Company, consequently amending Section 6th of the Company’s bylaws; (7) authorize the disclosure of all material event in the terms of Brazilian Securities Commission Instruction N. 358/02; (8) due to the resignation of the Chairman of the Board of Directors of the Company, presented to the Company on January 31st, 2006, elect its substitute to complete its mandate; and (9) examine, discuss and approve the new version of the Statutory Audit Committee Internal Regulations of the Company.

READING OF DOCUMENTS, RECEIPT OF VOTES AND PREPARATION OF THE MINUTES: (1) The shareholders waived unanimously the reading of the documents related to the matter to be deliberated in this Shareholders’ Meeting, since they are fully known by all. (2) The votes, comments and disagreements, if any, are to be numbered, received and initialed by the Chairman and the Secretary and filed at the Company’s headquarters, pursuant to Section 130, Paragraph 1 of Law 6,404/76. (3) The preparation and publication of these minutes in summary form, without the signatures of all the shareholders was authorized as provided in Section 130, Paragraphs 1 and 2 of Law 6,404/76, respectively.

RESOLUTIONS: Initially the Chairman informed the participants of the meeting that the Brazilian National Telecommunications Agency – ANATEL, by means of its Act N. 56,758, dated March 13th, 2006 approved the merger discussed herein. Such Act was published in the Federal Official Gazette – Section 1, page 73, on March 15th, 2006. After such notice the shareholders proceeded to the analysis and discussions with respect to the matters of the Agenda, the shareholders decided to: (1) approve, unanimously and unrestrictedly, with the abstention of the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, the Merger Agreement, executed on January 31st, 2006 between the Company and TIM Celular, following the favorable opinion of the Company’s Statutory Audit Committee and Board of Directors rendered in meetings held on January 31st, 2006; (2) approve and confirm, unanimously and unrestrictedly, with the abstention of the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI , the appointment of (i) Banco de Investimentos Credit Suisse (Brasil) S.A., financial institution with head offices at Av. Brig. Faria Lima, 3064, 13th floor, in the City of São Paulo, State of São Paulo, enrolled with the National Registry of Corporate Taxpayers of the Ministry of Finance (CNPJ/MF) under No. 33.987.793/0001 -33, in order to prepare the Valuation Report of the Company and TIM Celular based on the audited financial statements dated December 31st, 2005, according to their corresponding economic values, by using the discounted cash flow method in order to obtain the adequate parameter to evaluate the Company and TIM Celular, and subsequent definition of the exchange ratio of the shares held by the shareholders of TIM Celular within the scope of the transaction referred to in item 1 above, and (ii) of ACAL Consultoria e Auditoria S.S., a simple company, with head offices at Av. Rio Branco, 181, 18th floor, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the CNPJ/MF under

No. 28.005.734/0001 -81, in order to prepare the Valuation Reports relating to the net worth of the Company and TIM Celular, also based on the audited financial statements dated December 31st, 2005, according to their corresponding book values and book values adjusted to the market prices, in order to comply with the provisions of Sections 252 and 264 of Law N. 6,404/76; (3) approve, unanimously and unrestrictedly, with the abstention of the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, (i) such Valuation Report at the economic value of the Company and TIM Celular prepared by Banco de Investimentos Credit Suisse (Brasil) S.A., and (ii) such Valuation Reports at book value and book value adjusted to the market prices of the Company and TIM Celular prepared by ACAL Consultoria e Auditoria S.S.; (4) approve and declare effective, unanimously and unrestrictedly, with the abstention of the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, the merger into the assets of the Company of all shares issued by TIM Celular, with subsequent conversion of the latter into a whole-owned subsidiary of the Company, in the terms of the Merger Agreement, and consequently filing such merger before the applicable registries; (4.1) according to the provisions set forth in Section 3.1 of the Merger Agreement the shareholders of TIM Celular shall receive for each 1 (one) common share of TIM Celular (i) 15.6000 common shares issued by the Company and (ii) 30.2000 preferred shares issued by the Company, to total 45.8000 shares issued by the Company in exchange to each 1 (one) share issued by TIM Celular; (4.2) should the shareholders of TIM Celular hold fractions of shares of the Company, such fractions shall be grouped by the Company and sold at the São Paulo Stock Exchange – BOVESPA, at its market price, and the net amount from such sale put proportionally at such shareholders disposal within 120 (one hundred and twenty) days from the printing of the minutes of this Shareholders Meeting; (4.3) it is registered in this minutes that the merger approved herein grants the dissenting shareholders holders of common shares, pursuant to Section 252, first paragraph, of Law N. 6,404/76, the right to withdraw from the Company, being sure that the shareholders which acquired shares as of and including February 2nd, 2006 shall not have such right to withdraw. The reimbursement amount to the dissenting shareholders is the book value of the Company’s shares, according to the audited financial statements dated December 31st, 2005, which is R$ 0.0031 per share. The holders of preferred shares of the Company shall not have such withdrawal right, as such shares meet the liquidity and dispersion requirements set forth by item II of Section 137 of Law N. 6,404/76; (4.4) It is further registered in this minutes that the Company’s management has been authorized to execute and perform all acts deemed necessary transfer the shares of TIM Celular to the Company, as well as to effect and formalize the merger herein approved, specially regarding filing the required documents before the applicable registries; (5) as a result of the merger of all shares of TIM Celular into the Company, approve, unanimously and unrestrictedly, with the abstention of the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, the capital increase of the Company, which is increased from R$ 1,472,074,524.97 (one billion, four hundred and seventy two million, seventy four thousand, five hundred and twenty four reais and ninety seven centavos) to R$ 7,455,859,036.81 (seven billion, four hundred and fifty five million, eight hundred and fifty nine thousand, thirty six reais and eighty one centavos), therefore an increase of R$ 5,983,784,511.84 (five billion, nine hundred and eighty three million, seven hundred and eighty four thousand, five hundred and eleven reais and eighty four centavos), via the issuance of 1,443,012,977,093 (one trillion, four hundred and forty three billion, twelve thousand million, nine hundred and seventy seven thousand, ninety three) shares, of which 491,506,603,551 (four hundred and ninety one billion, five hundred and six million, six hundred and three thousand, five hundred and fifty one) are common shares and 951,506,373,542 (nine hundred and fifty one billion, five hundred and six million, three hundred and seventy three thousand, five hundred and forty two) are preferred shares, all registered shares, without par value, which are subscribed by the representative of TIM Celular on behalf of its shareholders on the proportion of its shares on this date. The shares issued by the Company are not entitled to dividends and/or interest over own capital declared on the Company’s Shareholders Meeting held on March 7th, 2006. Such shares shall be entitled to all dividends and income declared by the Company as of this date. As a result of such capital increase, Section 5th of the Company’s bylaws is amended and shall be written as follows: “Section 5 - The subscribed and fully-paid capital amounts to R$7,455,859,036.81 (seven billion, four hundred and fifty five million, eight hundred and fifty nine thousand, thirty six reais and eighty one centavos), represented by 2,322,589,464,253 (two trillion, three hundred and twenty two billion, five hundred and eighty nine million, four hundred and sixty four thousand, two hundred and fifty three) shares of stock, of which 791,117,234,619 (seven hundred and ninety one billion, one hundred and seventeen million, two hundred and thirty four thousand, six hundred and nineteen) are common shares and 1,531,472,229,634 (one trillion, five hundred and thirty one billion, four hundred and seventy two million, two hundred and twenty nine thousand, six hundred and thirty four) are preferred shares, all of them being registered, no par-value shares.”; (6) approve, unanimously and unrestrictedly, with the abstention of the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, the new authorized capital limit of the Company, which is now set at 2,500,000,000,000 (two trillion, five hundred billion) shares, common or preferred. As a result Section 6th of the Company’s bylaws is amended and shall read as follows: Section 6 – The Company may increase the capital upon resolution of the Board of Directors, irrespective of an amendment hereto, up to a limit of 2,500,000,000,000 (two trillion, five hundred billion) shares, either common or preferred. Sole Paragraph – Within the limits of the authorized capital stated in the caput, the Company may grant share options to its officers, employees or individuals rendering services to the Company or to its controlled companies, in compliance with the plan adopted by the Shareholders' Meeting.”; (7) authorize, unanimously and unrestrictedly, with the abstention of the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, the disclosure of a material event regarding the merger approved herein in the terms of Brazilian Securities Commission Instruction N. 358/02; (8) due to the resignation of the Chairman of the Board of Directors of the Company, presented to the Company on January 31st, 2006, elect, unanimously and unrestrictedly, in its replacement and to complete its mandate, by appointment of the shareholder TIM Brasil Serviços e Participações S.A.; Mr. Giorgio della Seta Ferrari Corbelli Greco, italian, married, industrial manager, bearer of ID RNE N. V161315-C-SE/DPMAF/DPF, enrolled before the taxpayers registry CPF/MF under N. 212.957.498 -07, resident in the city and state of São Paulo, at Alameda Santos, 1940, 15th floor. The Chairman of the Board of Directors herein elected has executed the declaration mentioned in Brazilian Securities Commission Instruction N. 367/02, pursuant to the provisions set forth in Section 147 of Law 6,404/76, which was initialed by the chair and shall be filed at the Company’s head offices. The Chairman of the Board of Directors herein elected shall have its investiture by signing the respective investiture declaration and shall remain in its office until the Annual Shareholders Meeting of 2007. The shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI abstained from voting as to this matter; (9) approve, unanimously and unrestrictedly, the new version of the Statutory Audit Committee Internal Regulations of the Company, which was also reviewed by the Board of Directors in its meeting held on January 31st. 2006. Finally its further registered in this minutes that the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI presented, in writing, its voting orientation regarding all items of the agenda, which was initialed by the chair and shall be filed at the Company’s head offices.

CLOSING: There being no further business, the Chairman adjourned the meeting for the time required for the preparation of these minutes. The meeting was once more called to order and the minutes were read and approved by all those present, and were signed by the Chairman and the Secretary, as well as by the shareholders identified below.

Mauro Eduardo Guizeline	Fabiano Gallo
Chairman	Secretary

TIM Brasil Serviços e Participações S.A
Guido Vinci (attorney-in-fact)

Vailly S.A.
Himaros S.A.
Tanlay S.A.
Luciana Novazzi (attorney-in-fact)

Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI
Marcos Paulo Felix da Silva (attorney-in-fact)

Norges Bank
The Master Trust Bank of Japan
Capital Internat. Emerg Markets Fund
Capital G EM Mark Eq Fund for Tax Exempt TRU
Capital Guardian Emerg. Mkts. Equi. Mast. Fd.
Capital Guardian Emerg. Mkts. Restricted Eq. Fd. For Tax e TS
Capital Guardian Em. Markets Eq. DC Master Fund
Vanessa Leonel do Prado (attorney-in-fact)

Latinvest Partners Delaware LLC
Latinvest Holdings Delaware LLC

Utilitivest III Delaware LLC
Brasvest Fund Delaware LLC
Utilitivest II Delaware LLC
Latinvest Fund Delaware LLC
Globalinvest Octane Value Fund Delaware LLC
Marco Antonio de Freitas Pinheiro (attorney-in-fact)

The enclosed documentation is not an offering document and it does not constitute an offer to sell or a solicitation to acquire any securities. The shares to be issued as a result of the transaction mentioned in the enclosed documentation shall not be registered in accordance with the Securities Act of 1933, and they shall not be offered or sold in the United States of America without the appropriate registration under that Act or an exemption from registration.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 17, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer